SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
February 11, 2009
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

This Report on Form 6-K dated February 11, 2009, contains a quarterly report of Infineon Technologies AG for the Company’s first quarter of the 2009 fiscal year.

INFINEON TECHNOLOGIES AG

QUARTERLY REPORT
FOR THE THREE MONTHS ENDED
December 31, 2008

i

Interim Group Management Report (Unaudited)

This interim group management report should be read in conjunction with our condensed consolidated financial statements and other financial information included elsewhere in this report.

This interim group management report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement.

The following were key developments in our business during the three months ended December 31, 2008:

Financial Results

•	The financial results are prepared in accordance with International Financial Reporting Standards (IFRS) for the three months ended December 31, 2007 and 2008.

•	Effective October 1, 2008, to better align our business with its target markets, we reorganized our core business into five operating segments: Automotive, Industrial & Multimarket, Chip Card & Security, Wireless Solutions, and Wireline Communications. For the first quarter of the 2009 fiscal year, we reported revenues of €830 million, reflecting a decrease in revenues in all of the company’s operating segments due to significantly lower demand caused by the economic slow-down and due to inventory corrections throughout the electronic supply chain, and representing a 24 percent decrease compared to revenues of €1,090 million in the first quarter of the 2008 fiscal year. Our Automotive and Wireless Solutions segments were most affected. Excluding effects of currency fluctuations, primarily between the U.S. dollar and the Euro, and acquisitions and divestitures, revenues decreased 26 percent year-on-year.

•	Beginning October 1, 2008, our Management Board uses Segment Result to assess the operating performance of our reportable segments and as a basis for allocating resources among the segments. We define Segment Result as operating income (loss) excluding asset impairments, restructuring and other related closure costs, share-based compensation expense, acquisition-related amortization and gains (losses), gains (losses) on sales of assets, businesses, or interests in subsidiaries, and other income (expense), including litigation settlement costs. Gains (losses) on sales of assets, businesses, or interests in subsidiaries, include, among others, gains or losses that may be realized from potential sales of shares Qimonda AG (“Qimonda”) or other investments and activities. The combined Segment Result for all segments was negative €102 million in the first quarter of the 2009 fiscal year compared to positive €80 million in the first quarter of the 2008 fiscal year. The combined Segment Result for the first quarter of the 2009 fiscal year was better than expected as a result of higher than anticipated revenues and the progress with cost reductions our IFX10+ cost-reduction program.

•	Our company’s results from continuing operations before income taxes decreased by €172 million from positive €60 million in the first quarter of the 2008 fiscal year to negative €112 million in the first quarter of the 2009 fiscal year. This decline primarily resulted from the deterioration of our gross profit as a result of the decrease in revenues and higher idle capacity cost, which was partly offset by decreases in research and development expenses and selling, general and administrative expenses.

•	On January 23, 2009, Qimonda and its wholly owned subsidiary Qimonda Dresden GmbH & Co. oHG filed an application at the Munich Local Court to commence insolvency proceedings. We currently hold a 77.5 percent equity interest in Qimonda. In December 2008, we, the German state of Saxony and Portugal agreed in principle on a rescue package designed to bail out Qimonda. Given the difficult overall economic situation and the further deterioration of the DRAM business in the first quarter of the 2009 fiscal year, the parties were ultimately unable to agree on a rescue package that work for everyone involved. All parties’ individual positions are understandable from their respective standpoints, but they ultimately proved irreconcilable.

During the 2008 fiscal year, we committed to a plan to dispose of Qimonda. As a consequence, the results of Qimonda are reported as discontinued operations in our condensed consolidated statements of operations for all periods presented, and the assets and liabilities of Qimonda have been reclassified as held for disposal in the condensed consolidated balance sheet. In addition, we recorded after-tax write-downs totaling €1,475 million, in order to re-measure Qimonda to its estimated fair value less costs to sell as of September 30, 2008. In the first quarter of the 2008 fiscal year, loss from discontinued operations, net of income taxes included Qimondas negative results and amounted to €577 million. During the first quarter of the 2009 fiscal year, loss from discontinued operations, net of income taxes totalled €288 million. This amount was primarily composed of the realization of currency translation effects from Qimonda’s sale of its interest in Inotera Memories Inc. (“Inotera”) to Micron Technology, Inc (“Micron”) of €88 million and provisions and allowances of €195 million resulting from the application to open insolvency proceedings by Qimonda. In respect of the latter, the application to open insolvency proceedings by Qimonda exposed Infineon to potential liabilities and allowances arising from the Qimonda business; however, the provisions and allowances recorded as of December 31, 2008 relate only to those issues which management believes are probable of occurring and can be estimated with reasonable accuracy at this time.

•	As a result of the developments described above, our company’s net loss decreased from €529 million in the first quarter of the 2008 fiscal year to €404 million in the first quarter of the 2009 fiscal year.

•	Our cash flow provided by operating activities from continuing operations decreased from €118 million in the three months ended December 31, 2007 to €5 million in the three months ended December 31, 2008. This decrease primarily reflects the decrease of our results from continuing operations, net of income taxes, partly offset by a lower negative impact of changes in operating assets and liabilities in the three months ended December 31, 2008.

Corporate Activities

•	During the first quarter of the 2009 fiscal year, we repurchased notional amounts of €95 million and €22 million of our exchangeable subordinated notes due 2010 and our convertible subordinated notes due 2010, respectively. The repurchases were made out of available cash. We realized a gain of €36 million before income tax, which was recognized in interest income during the three months ended December 31, 2008.

•	During the 2007 fiscal year, we acquired Texas Instruments Inc.’s (“TI”) DSL Customer Premises Equipment (“CPE”) business for a cash consideration of €45 million. The purchase price was subject to an upward or downward contingent consideration adjustment based on negotiated revenue targets of the CPE business. Due to the failure to achieve the negotiated revenue targets of the CPE business, TI reimbursed an amount of €13 million. The reimbursement resulted in a respective decrease of goodwill.

•	We exited the German employers’ union in November 2008 in order to achieve more flexibility in wage adjustments.

•	In the first quarter of the 2009 fiscal year, we made progress with cost reductions under the IFX10+ program, mainly in operating expenses, where we saved approximately €45 million during the quarter compared to the expense run-rate of the prior quarter. In that context, we also made progress with regards to headcount reductions. As of December 31, 2008, we had reached agreements regarding or had already effected separation with respect to approximately 85 percent of the announced workforce reduction. In response to continuing weak demand worldwide in all of our target markets, we have identified additional potential savings from a combination of measures that have already been implemented or will be implemented in the near future. Amongst others, we have introduced reduced work hours in the company’s German production sites Regensburg and Dresden in January 2009, have changed our bonus schemes for the 2009 fiscal year and have issued a new and stringent travel policy.

Business highlights for the first quarter of the 2009 fiscal year

•	In the first quarter of the 2009 fiscal year, we were selected as a “Preferred Supplier” for our 32-bit microcontroller family TriCoretm by one of the world’s leading automotive system suppliers. In addition, our TriCore tm products were chosen by a further Tier 1 supplier for the use in powertrain applications. We now hold an approximate market share of 25 percent of the total available market for powertrain applications. 32-bit microcontroller helps to reduce fuel consumption and emissions of automobiles.

•	We were selected as supplier of automotive radar chips for the third-generation long range radar system of Bosch GmbH (“Bosch”), one of the world’s largest suppliers of components for the automotive industry. Bosch intends to bring the radar systems into the midrange and compact class, where they could soon become part of a car’s standard equipment.

Energy Efficiency

•	Further expanding our leading role in fluorescent, high-intensity discharge (HID) and solid-state lighting applications, we launched our next-generation smart ballast controller for use in compact fluorescent lamps, linear fluorescent T5 and T8 lamps, dimmable fluorescent lamps and emergency lighting. Today, around one third of all energy consumption is electrical energy and around 15 percent of this is consumed by lighting, creating a growing demand for efficient lighting systems. The new lamp ballast controller has been selected by a number of the world’s leading lighting manufacturers.

Communications

•	We announced our third-generation ultra-low-cost (ULC) mobile phone chips. The X-GOLDtm110 is the industry’s most integrated and cost-effective one-chip solution for GSM/GPRS ultra low-cost phones. The bill of material for mobile phone manufacturers is 20 percent lower compared to existing GSM/ GPRS solutions. The new platform supports color display, MP3 playback, FM Radio, and USB charging, and is prepared for Dual-SIM and camera solutions.

•	We announced first samples of the second generation of our Long-Term-Evolution (LTE) RF transceiver. The SMARTitm LU is a single-chip-65-nanometer CMOS RF transceiver providing LTE/3G/2G functionality with digital baseband interface for data rates up to 150 Megabit per second in LTE networks. In addition, we announced the third generation of our 3G RF transceiver family SMARTitm UE. The SMARTitm UEmicro is optimized for lowest cost 3G designs and enables a 40 percent lower bill of material than available solutions on the market.

•	As a leading player in the wireless infrastructure market, we expect to benefit from the China 3G mobile license awards. As a leading player in the Mobile Backhauling market, we anticipate products to be deployed in the WCDMA, TD-SCDMA, and CDMA2000 networks.

•	Reaffirming our position as an innovative pioneer in ultra-low capacitance and miniature transient voltage suppression TVS diodes, we began offering in high volume the world’s smallest TVS diode for the protection of antennas in the latest electronic equipment. Applications include GPS, mobile TV, FM radio, and vehicles’ Remote Keyless Entry (RKE) and Tire Pressure Monitoring Systems (TPMS).

Security

•	We were again recognized as an innovator in the chip card industry and awarded the Sesame Award 2008 in the category of Best Hardware for our latest 16-bit security microcontroller family SLE 78, which incorporates brand new digital security features and was recently launched. This is the fifth time we have received the prestigious Sesame Award for Best Hardware Innovation.

•	We further expanded our position in the electronic ID market and will be one of the chip suppliers for Turkey’s new electronic citizen ID card. We have already delivered the first units for the pilot. Upon the completion of the pilot, nation-wide implementation is expected to start in 2010 and last until 2013. The electronic ID card is going to replace the current paper-based identification document and is planned to cover about 80 percent of the 70 million citizens of Turkey.

Revenue by Segment

	Three months ended
	December 31,
	2007	2008
	(€ in millions)

Revenue:
Automotive	310	206
Industrial & Multimarket	291	234
Chip Card & Security	116	91
Wireless Solutions(1)	253	197
Wireline Communications	103	88
Other Operating Segments(2)	64	8
Corporate and Eliminations(3)	(47)	6

Total	1,090	830

(1)	Includes revenues of €7 million for the three months ended December 31, 2007 and €1 million for the three months ended December 31, 2008 from sales of wireless communication applications to Qimonda.

(2)	Includes revenues of €36 million for the three months ended December 31, 2007 from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under a foundry agreement.

(3)	Includes the elimination of sales of €43 million for the three months ended December 31, 2007 and €1 million for the three months ended December 31, 2008 since these sales are not expected to be part of the Qimonda disposal plan.

•	Automotive — In the first quarter of the 2009 fiscal year revenues of the segment decreased by 34 percent to €206 million compared to €310 million in the first quarter of the 2008 fiscal year. This decrease was mainly due to the demand driven automotive market downturn combined with inventory clearing measures at our customer base.

•	Industrial & Multimarket — Revenues of the segment in the three months ended December 31, 2008, decreased by 20 percent to €234 million compared to €291 million in the three months ended December 31, 2007. This decrease primarily resulted from weak demand for consumer & computing products as well as inventory adjustments in the value chain.

•	Chip Card & Security — In the first quarter of the 2009 fiscal year revenues of the segment decreased by 22 percent to €91 million compared to €116 million in the first quarter of the 2008 fiscal year. The decrease resulted primarily from reduced revenues from existing customers which were not fully offset by additional project ramp ups. Furthermore, inventory corrections at several major customers contributed to the revenue decrease.

•	Wireless Solutions — Revenues of the segment in the three months ended December 31, 2008, decreased by 22 percent to €197 million compared to €253 million in the three months ended December 31, 2007. This decrease was mainly driven by a weakened demand due to the economic downturn and resulting decline in handset sales.

•	Wireline Communications — In the first quarter of the 2009 fiscal year revenues of the segment decreased by 15 percent to €88 million compared to €103 million in the first quarter of the 2008 fiscal year. This decrease in revenues was mainly driven by the weak market environment and inventory corrections in the supply chain.

•	Other Operating segments — Revenues of other operating segments decreased by 88 percent from €64 million in the three months ended December 31, 2007 to €8 million in the three months ended December 31, 2008. Revenues of other operating segments in the three months ended December 31, 2007 comprised mainly revenues from sales of wafers from our 200-milimeter facility in Dresden to Qimonda under a foundry agreement which revenues have been eliminated in the Corporate and Eliminations segment. Effective November 30, 2007, Qimonda canceled the foundry agreement. The last wafers were delivered to Qimonda in May 2008. Furthermore, revenues of other operating segments in the three months ended December 31, 2007 included revenues from our hard disk drive (“HDD”) business which we sold to LSI Corporation (“LSI”) in April 2008.

Revenue by Region

	Three months ended
	December 31,
	2007		2008
	(€ in millions)

Revenue:
Germany	220	20%	165	20%
Other Europe	194	18%	145	17%
North America	145	13%	95	12%
Asia/Pacific	459	42%	369	44%
Japan	54	5%	45	6%
Other	18	2%	11	1%

Total	1,090	100%	830	100%

The regional distribution remained broadly unchanged during the first quarter of the 2009 fiscal year compared to the first quarter of the 2008 fiscal year.

Cost of Goods Sold and Gross Profit

	Three months ended
	December 31,
	2007	2008
	(€ in millions)

Cost of goods sold	705	678
Percentage of revenues	65%	82%
Gross profit	385	152

Cost of goods sold decreased in the first quarter of the 2009 fiscal year by 4 percent, or €27 million, to €678 million compared to €705 million in the first quarter of the 2008 fiscal year. Our gross profit decreased from €385 million in the first quarter of the 2008 fiscal year to €152 million in the first quarter of the 2009 fiscal year or as a percentage of revenues from 35 percent to 18 percent, respectively. This deterioration primarily resulted from lower sales volumes and higher idle capacity cost.

Research and Development Expenses

	Three months ended
	December 31,
	2007	2008
	(€ in millions)

Research and development expenses	181	149
Percentage of revenues	17%	18%

In absolute terms, research and development expenses amounted to €149 million in the three months ended December 31, 2008 compared to €181 million in the three months ended December 31, 2007. This decease resulted primarily from cost savings, in particular within our Wireless Solutions and Wireline Communications segment. Furthermore, cost saving measures which were implemented under our IFX10+ cost-reduction program also contributed to the decrease in research and development expenses. As a percentage of revenues, research and development expenses in the three months ended December 31, 2008 increased slightly to 18 percent, compared to 17 percent in the three months ended December 31, 2007, primarily as a result of lower revenues, and despite lower research and development expenses.

Selling, General and Administrative Expense

	Three months ended
	December 31,
	2007	2008
	(€ in millions)

Selling, general and administrative expense	136	112
Percentage of revenues	12%	13%

In absolute terms selling, general and administrative expenses amounted to €112 million in the first quarter of the 2009 fiscal year compared to €136 million in the first quarter of the 2008 fiscal year. This decease resulted primarily from cost savings as a result of our IFX10+ cost-reduction program and reduced provisions for incentives. As a percentage of revenues, selling, general and administrative expenses in the first quarter of the 2009 fiscal year increased slightly to 13 percent, compared to 12 percent in first quarter of the 2008 fiscal year, primarily as a result of lower revenues, and despite lower selling, general and administrative expenses.

Other Items Affecting Earnings

	Three months ended
	December 31,
	2007	2008
	(€ in millions)

Other operating income	33	3
Percentage of revenues	3%	0%
Other operating expense	(19)	(11)
Percentage of revenues	(2)%	(1)%
Financial income	18	60
Percentage of revenues	2%	7%
Financial expense	(40)	(56)
Percentage of revenues	(4)%	(7)%
Income from investments accounted for using the equity method, net	—	1
Percentage of revenues	—	0%

Other operating income for the three months ended December 31, 2008, decreased to €3 million compared to €33 million for the three months ended December 31, 2007. For the three months ended December 31, 2007, other operating income primarily consisted of a gain from the sale of 40 percent of our interest in Infineon Technologies Bipolar GmbH & Co. KG (“Bipolar”) to Siemens AG.

Other operating expense decreased from €19 million in the first quarter of the 2008 fiscal year to €11 million in the first quarter of the 2009 fiscal year. Other operating expense in the first quarter of the 2008 fiscal year included a write-down of €14 million of in process-R&D acquired from LSI as no future economic benefit for its use or disposal was expected.

Financial income and expense, net increased in the three months ended December 31, 2008 to positive €4 million from negative €22 million in the three months ended December 31, 2007, primarily as a result of the gain of €36 million we realized from the repurchase of notional amounts of €95 million and €22 million of our exchangeable subordinated notes due 2010 and our convertible subordinated notes due 2010, respectively. Financial income and expense, net was partially offset by valuation changes and losses on available-for-sale financial assets in the three months ended December 31, 2008.

Income from investments accounted for using the equity method, net for the three months ended December 31, 2008 consisted of our share in the net income of Bipolar.

Segment Result

	Three months ended
	December 31,
	2007	2008
	(€ in millions)

Segment Result:
Automotive	23	(56)
Industrial & Multimarket	26	2
Chip Card & Security	17	(1)
Wireless Solutions	18	(44)
Wireline Communications	4	2
Other Operating Segments	2	(1)
Corporate and Eliminations	(10)	(4)

Total	80	(102)

•	Automotive — Segment Result of the Automotive segment decreased from positive €23 million in the first quarter of the 2008 fiscal year to negative €56 million in the first quarter of the 2009 fiscal year. This decrease was mainly due to the significant decline in revenues and high idle cost which could only be partially offset by savings realized by the segment under the IFX10+ cost reduction program.

•	Industrial & Multimarket — Segment Result of the Industrial & Multimarket segment remained positive with €2 million for the first quarter of the 2009 fiscal year, but decreased significantly by 92 percent compared to €26 million for the first quarter of the 2008 fiscal year. This decrease is mainly caused by the decline in revenues and an increase in idle cost which could only be partially offset by savings realized by the segment under the IFX10+ cost reduction program.

•	Chip Card & Security — In the first quarter of the 2009 fiscal year Segment Result of the Chip Card & Security segment was negative €1 million compared to positive €17 million in the first quarter of the 2008 fiscal year. This decrease was mainly due to reduced gross profit contribution resulting from substantially higher idle cost and product mix effects. Realized savings under the IFX10+ cost reduction program only partially offset these effects.

•	Wireless Solutions — Segment Result of the Wireless Solutions segment decreased from positive €18 million in the first quarter of the 2008 fiscal year to negative €44 million in the first quarter of the 2009 fiscal year. This decrease was mainly due to the significant decline in revenues and an increase in idle cost which could only be partially offset by the measures the segment has implemented under the IFX10+ cost-reduction program.

•	Wireline Communications — In the first quarter of the 2009 fiscal year Segment Result of the Wireline Communications segment remained positive at €2 million, but decreased by 50 percent in comparison to positive €4 million in the first quarter of the 2008 fiscal year. The decline resulted from lower revenues and was partly offset by the measures the segment has implemented under the IFX10+ cost reduction program.

The following table provides the reconciliation of Segment Result to our loss from continuing operations before income tax:

	Three months ended
	December 31,
	2007	2008
	(€ in millions)

Total Segment Result	80	(102)
Adjusted:
Asset impairments	—	—
Restructuring and other related closure cost	(3)	(3)
Stock-based compensation expense	(1)	—
Acquisition-related amortization and gains (losses)	(9)	(6)
Gains (losses) on sales of assets, businesses, or interests in subsidiaries	15	(1)
Other income (expense), net	—	(5)

Operating income (loss)	82	(117)

Financial Income	18	60
Financial Expense	(40)	(56)
Income from investment accounted for using the equity method, net	—	1

Loss from continuing operations before income tax	60	(112)

Loss from discontinued operations, net of income taxes

In the first quarter of the 2008 fiscal year, loss from discontinued operations, net of income taxes included Qimonda’s net loss and amounted to €577 million. During the first quarter of the 2009 fiscal year, Loss from Discontinued Operations, net of income taxes totaled €288 million. This amount was primarily composed of the realization of currency translation effects from Qimonda’s sale of its interest in Inotera to Micron of €88 million and provisions and allowances of €195 million resulting from Qimonda’s insolvency. In respect of the latter, the application to commence insolvency proceedings by Qimonda exposed Infineon to potential liabilities and allowances arising from the Qimonda business; however, the provisions and allowances recorded as of December 31, 2008 relate only to those issues which management believes are probable of occurring and can be estimated with reasonable accuracy at this time. Potential liabilities resulting from Qimonda’s insolvency filing include pending antitrust and securities law claims, potential claims for repayment of governmental subsidies received, and employee-related contingencies. There can be no assurance that such provisions and allowances recorded will be sufficient to cover all losses that may ultimately be incurred in relation to these matters.

The operating losses of Qimonda, exclusive of depreciation, amortization and impairment of long-lived assets in the first quarter of the 2009 fiscal year were offset by a €460 million partial reversal of the write downs recorded in the 2008 fiscal year to reduce the net assets of Qimonda to fair value less cost to sell. Such reversal was recorded due to the fact that Infineon has neither the obligation nor the intention to provide additional equity capital to fund the operating losses of Qimonda.

The results of Qimonda presented in the condensed consolidated statements of operations as discontinued operations consist of the following components:

	Three months ended
	December 31,
	2007	2008
	(€ in millions)

Revenue	513	314
Costs and expenses	(1,082)	(867)
Reversal of write-down to fair value less costs to sell	—	460
Estimated expenses with respect to Qimonda’s application to commence insolvency proceedings	—	(195)

Loss from discontinued operations, before income tax	(569)	(288)

Income tax expense	(8)	—

Loss from discontinued operations, net of income tax	(577)	(288)

Financial Condition

	As of
	September 30,	December 31,
	2008	2008	Change
	(€ in millions, except percentages)

Current assets	4,648	4,089	(12)%
thereof: Assets classified as held for disposal	2,129	1,933	(9)%
Non-current assets	2,334	2,200	(6)%

Total assets	6,982	6,289	(10)%

Current liabilities	3,673	3,302	(10)%
thereof: Liabilities associated with assets classified as held for disposal	2,123	1,927	(9)%
Non-current liabilities	1,148	1,124	(2)%

Total liabilities	4,821	4,426	(8)%

Minority Interests	70	61	(13)%
Total equity attributable to shareholders of Infineon Technologies AG	2,091	1,802	(14)%

Total equity	2,161	1,863	(14)%

As of December 31, 2008, our current assets decreased in comparison to September 30, 2008 by €559 million, due to a decrease within our continuing operations of €363 million and a decrease in assets held for disposal of €196 million. The decrease within our continuing operations primarily relates to a decrease of €278 million in trade and other receivables and a €104 million decrease in our gross cash position, consisting of cash and cash equivalents and available-for-sale financial assets, which were partly offset by increases in other current financial assets. Trade and other receivables within our continuing operations decreased primarily as a result of lower revenues during the first quarter of the 2009 fiscal year. Furthermore, increased allowances for doubtful accounts following Qimonda’s application to commence insolvency proceedings contributed to the decrease in trade and other receivables within our continuing operations. Our gross cash position within our continuing operations decreased as of December 31, 2008 compared to September 30, 2008 primarily due to the repurchase of notional amounts of €95 million and €22 million of our exchangeable subordinated notes due 2010 and our convertible subordinated notes due 2010, respectively. Additionally, purchases of intangible assets and property, plant and equipment contributed to the decrease of our gross cash position, which was partly offset by receipt of the contingent consideration of €13 million received from TI due to the failure to achieve the revenue targets of the CPE business. The decrease in assets held for disposal as of December 31, 2008 compared to September 30, 2008 primarily relates to changes at Qimonda.

Non-current assets decreased by €134 million as of December 31, 2008 compared to September 30, 2008. This decrease primarily results from a €102 million decrease in property, plant and equipment, net, as capital expenditures during the first quarter of the 2009 fiscal year were lower than depreciation. Additionally, goodwill and other intangible assets decreased by €15 million mainly due to the reduction of goodwill relating to the acquisition of the CPE business from TI as a result of the contingent consideration of €13 million received from TI. Other financial assets decreased by €22 million. These decreases were partly offset by an increase of deferred tax assets of €11 million.

As of December 31, 2008, current liabilities decreased by €371 million compared to September 30, 2008, mainly due to lower trade and other payables within our continuing operations, mainly resulting from to lower purchased services and lower capital expenditures. These decreases were partly offset by an increase of other current financial liabilities. Additionally, liabilities associated with assets classified as held for disposal decreased as of December 31, 2008 due to changes at Qimonda.

Non-current liabilities decreased as of December 31, 2008 by €24 million compared to September 30, 2008, primarily due to a decrease of long-term debt of €103 million which mainly relates to the repurchase of notional amounts of €95 million and €22 million of our exchangeable subordinated notes due 2010 and our convertible subordinated notes due 2010, respectively. This decrease was partly offset by a €86 million increase in long-term provisions, primarily for potential liabilities resulting from Qimonda’s insolvency.

Liquidity

	Three months ended
	December 31,
	2007	2008
	(€ in millions)

Net cash provided by operating activities from continuing operations	118	5
Net cash used in investing activities from continuing operations	(712)	(22)
Net cash provided by (used in) financing activities from continuing operations	25	(81)
Net decrease in cash and cash equivalents from discontinued operations	(229)	(28)
Net decrease in cash and cash equivalents	(798)	(126)

Cash provided by operating activities from continuing operations was €5 million for the first quarter of the 2009 fiscal year, and reflected mainly the loss from continuing operations of €116 million which was net of non-cash charges for depreciation and amortization of €145 million. Cash provided by operating activities in the first quarter of the 2009 fiscal year was negatively impacted by changes in operating assets and liabilities of €49 million, and positively impacted by income taxes received and interest received, net in total of €23 million.

Cash used in investing activities from continuing operations was €22 million for the three months ended December 31, 2008 and primarily relates to cash used for the purchases of property, plant and equipment, intangible assets and other assets in total of €40 million which were partly offset by proceeds from sales of available-for-sale financial assets of €5 million and the contingent consideration of €13 million received from TI due to the failure to achieve the revenue targets of the CPE business.

Cash used in financing activities from continuing operations was €81 million and primarily relates to the repurchase of notional amounts of €95 million and €22 million of our exchangeable subordinated notes due 2010 and our convertible subordinated notes due 2010, respectively.

Free cash flow from continuing operations, representing cash flows from operating and investing activities from continuing operations excluding purchases or sales of available-for-sale financial assets, was negative €22 million for the three months ended December 31, 2008, an improvement from negative €270 million for the three months ended December 31, 2007. Free cash flow during the first quarter of the 2008 fiscal year included higher cash used in investing activities for continuing operations, due to the acquisition of the mobility products business from LSI and had higher capital expenditures, which were only partly offset by higher cash provided from operating activities from continued operations.

Our gross cash position from continuing operations as of December 31, 2008 representing cash and cash equivalents and available-for-sale financial assets, decreased to €779 million from €883 million as of September 30, 2008, primarily reflecting the cash used in financing and investing activities. Our net cash position from continuing operations as of December 31, 2008 defined as gross cash position less short and long-term debt was negative €293 million and, therefore, remained broadly unchanged compared to negative €287 million as of September 30, 2008.

Employees

The following table indicates the composition of our workforce by function and region at the dates shown:

	As of
	September 30,	December 31,
	2008	2008	Change

Function:
Production	19,358	18,520	(4)%
Research & Development	6,273	6,165	(2)%
Sales & Marketing	1,905	1,782	(6)%
Administrative	1,583	1,558	(2)%

Infineon	29,119	28,025	(4)%

Qimonda	12,224	11,079	(9)%

Total	41,343	39,104	(5)%

Region:
Germany	10,053	9,773	(3)%
Europe	5,192	5,039	(3)%
North America	821	761	(7)%
Asia/Pacific	12,897	12,305	(5)%
Japan	156	147	(6)%

Infineon	29,119	28,025	(4)%

Qimonda	12,224	11,079	(9)%

Total	41,343	39,104	(5)%

During our first quarter of the 2009 fiscal year Infineon’s workforce decreased in all functions and regions primarily as a result of our IFX10+ cost-reduction program.

Outlook

Industry Environment

In the fourth quarter of calendar year 2008, the world economy further deteriorated. According to the International Monetary Fund’s latest World Economic Outlook Update the world economy is in its most severe downturn since World War II. Global growth is projected to experience a gradual recovery in calendar year 2010, the timing and pace of which depend critically on strong policy actions according to the International Monetary Fund.

The global economic crisis significantly affected the global semiconductor market. In the fourth quarter of calendar year 2008, the market contracted by 21.9 percent (in U.S. dollar terms) compared to the fourth quarter of calendar year 2007. The latest data from the World Semiconductor Trade Statistics (WSTS) shows that overall worldwide semiconductor revenues decreased by 2.8 percent in calendar year 2008 compared to the year before. For calendar year 2009, market experts predict a further decrease in revenues. iSuppli Corporation projects for calendar year 2009 a decline of 9 percent in worldwide semiconductor revenues. Future Horizons forcast a decline of 28 percent for calendar year 2009.

Outlook for the second quarter of the 2009 fiscal year

The drastic slow-down in world economic demand that started in the first quarter of the 2009 fiscal year is expected to continue to have a severe impact on overall demand levels in the second quarter of the 2009 fiscal year. In addition, we anticipate that inventory reductions throughout the entire electronics supply chain will continue. As such, we have relatively limited visibility with respect to the revenue development, even in the second quarter of the 2009 fiscal year. Within the limits of that low visibility, we currently expect revenues from continuing operations for the second quarter of the 2009 fiscal year to decrease by approximately 10 percent compared to the first quarter of the 2009 fiscal year. After the significant decrease in demand in the Automotive and Wireless Solutions segments in the first quarter of the 2009 fiscal year, we expect these segments to be more resilient in the second quarter of the 2009 fiscal year compared to the first quarter of the 2009 fiscal year. By contrast, the three other segments, Industrial & Multimarket, Chip Card & Security and Wireline Communications, are expected to be more severely affected by the continuing slow-down in the second quarter of the 2009 fiscal year.

Additional savings measures implemented under the IFX10+ program are expected to result in substantial additional cost and cash savings over and above the savings levels realized in the first quarter of the 2009 fiscal year. As a consequence of continued sales declines and an aggressive reduction in factory loading in order to reduce inventory, we expect combined Segment Result margin in the second quarter to be within the range of a negative mid-to-high teens percentage. Without the additional measures described above, the impact of lower sales and factory loading on the bottom-line would have been significantly more severe.

Following Qimonda’s insolvency filing, we expect to deconsolidate Qimonda in the second quarter of the 2009 fiscal year. In this context, we anticipate that we will recognize accumulated losses related to unrecognized currency translation effects related to Qimonda. As of December 31, 2008, the amount of such accumulated losses totaled approximately €100 million. The recognition of such accumulated losses will not have any impact on our shareholders’ equity.

Risks and Opportunities

We are exposed to a number of risks as a result of the high volatility of the semiconductor business, its international orientation and its wide product range. Such risks include, but are not limited to, trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, the outcome of antitrust investigations and litigation matters, the effects of currency fluctuations, primarily between the U.S. dollar and the Euro, certain liabilities related to the Qimonda insolvency, including pending antitrust and related securities law claims, the potential repayment of governmental subsidies received, employee-related contingencies and other matters, as well as the other factors mentioned herein and those described in our Annual Report for the 2008 fiscal year. To minimize the negative impact of these risks, we continuously optimize our company-wide risk and opportunity management system. For more detailed information on risks and opportunities and their potential effect on our business, financial condition or results of operations, please refer to our Annual Report for the 2008 fiscal year.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)
For the three months ended December 31, 2007 and 2008
(in millions, except for per share data)

	December 31,	December 31,	December 31,
	2007	2008	2008
	(€ millions)	(€ millions)	($ millions)
Revenue	1,090	830	1,155
Cost of goods sold	(705)	(678)	(944)

Gross profit	385	152	211

Research and development expenses	(181)	(149)	(207)
Selling, general and administrative expenses	(136)	(112)	(156)
Other operating income	33	3	4
Other operating expense	(19)	(11)	(15)

Operating income (loss)	82	(117)	(163)

Financial income	18	60	84
Financial expense	(40)	(56)	(78)
Income from investments accounted for using the equity method, net	—	1	1

Income (loss) from continuing operations before income taxes	60	(112)	(156)

Income tax expense	(12)	(4)	(5)

Income (loss) from continuing operations	48	(116)	(161)

Loss from discontinued operations, net of income taxes	(577)	(288)	(401)

Net loss	(529)	(404)	(562)

Attributable to:
Minority interests	(120)	(30)	(42)
Shareholders of Infineon Technologies AG	(409)	(374)	(520)
Basic and diluted earnings (loss) per share attributable to shareholders of Infineon Technologies AG (in Euro):
Basic and diluted earnings (loss) per share from continuing operations	0.05	(0.16)	(0.22)

Basic and diluted loss per share from discontinued operations	(0.60)	(0.34)	(0.47)

Basic and diluted loss per share	(0.55)	(0.50)	(0.69)

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)
September 30, 2008 and December 31, 2008

	September 30,	December 31,	December 31,
	2008	2008	2008
	(€ millions)	(€ millions)	($ millions)
Assets:
Current assets:
Cash and cash equivalents	749	647	901
Available-for-sale financial assets	134	132	184
Trade and other receivables	799	521	725
Inventories	665	661	920
Income tax receivable	29	19	26
Other current financial assets	19	49	68
Other current assets	124	127	177
Assets classified as held for disposal	2,129	1,933	2,690

Total current assets	4,648	4,089	5,691

Property, plant and equipment	1,310	1,208	1,682
Goodwill and other intangible assets	443	428	596
Investments accounted for using the equity method	20	21	29
Deferred tax assets	400	411	572
Other financial assets	133	111	155
Other assets	28	21	29

Total assets	6,982	6,289	8,754

Liabilities and equity:
Current liabilities:
Short-term debt and current maturities of long-term debt	207	212	295
Trade and other payables	506	317	441
Current provisions	424	439	611
Income tax payable	87	99	138
Other current financial liabilities	63	77	107
Other current liabilities	263	231	322
Liabilities associated with assets classified as held for disposal	2,123	1,927	2,682

Total current liabilities	3,673	3,302	4,596

Long-term debt	963	860	1,197
Pension plans and similar commitments	43	42	59
Deferred tax liabilities	19	33	46
Long-term provisions	27	113	157
Other financial liabilities	20	3	4
Other liabilities	76	73	102

Total liabilities	4,821	4,426	6,161

Equity:
Shareholders’ equity:
Ordinary share capital	1,499	1,499	2,086
Additional paid-in capital	6,008	6,008	8,363
Accumulated deficit	(5,252)	(5,626)	(7,831)
Other components of equity	(164)	(79)	(110)

Total equity attributable to shareholders of Infineon Technologies AG	2,091	1,802	2,508

Minority interests	70	61	85

Total equity	2,161	1,863	2,593

Total liabilities and equity	6,982	6,289	8,754

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Income and Expense Recognized in Equity (Unaudited)
For the three months ended December 31, 2007 and 2008

	December 31,	December 31,	December 31,
	2007	2008	2008
	(€ millions)	(€ millions)	($ millions)
Net loss	(529)	(404)	(562)

Currency translation effects	(47)	85	118
Net change in fair value of available-for-sale financial assets	—	2	3
Net change in fair value of cash flow hedges	1	19	26

Net loss recognized directly in equity, net of tax	(46)	106	147

Total income and expense recognized in equity	(575)	(298)	(415)

Attributable to:
Minority interests	(130)	(9)	(14)
Shareholders of Infineon Technologies AG	(445)	(289)	(401)

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)
For the three months ended December 31, 2007 and 2008

	December 31,	December 31,	December 31,
	2007	2008	2008
	(€ millions)	(€ millions)	($ millions)
Net loss	(529)	(404)	(562)
Less: net loss from discontinued operations	577	288	401

Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	147	145	202
Provision for doubtful accounts	—	1	1
Gains on sales of businesses and interests in subsidiaries	(28)	(1)	(1)
Losses (gains) on disposals of property, plant, and equipment	13	—	—
Income from investments accounted for using the equity method	—	(1)	(1)
Stock-based compensation	1	—	—
Deferred income taxes	—	3	4
Changes in operating assets and liabilities:
Trade and other receivables	70	250	348
Inventories	(28)	5	7
Other current assets	(7)	(46)	(64)
Trade and other payables	(75)	(179)	(249)
Provisions	(29)	(66)	(92)
Other current liabilities	(16)	(5)	(7)
Other assets and liabilities	19	(8)	(11)
Interest received	8	9	12
Interest paid	(9)	(7)	(10)
Income tax received	4	21	29

Net cash provided by operating activities from continuing operations	118	5	7

Net cash used in operating activities from discontinued operations	(127)	(354)	(493)

Net cash used in operating activities	(9)	(349)	(486)

Cash flows from investing activities:
Purchases of available-for-sale financial assets	(324)	—	—
Proceeds from sales of available-for-sale financial assets	—	5	7
Proceeds from sales of businesses and interests in subsidiaries	36	—	—
Business acquisitions, net of cash acquired	(316)	13	18
Purchases of intangible assets, and other assets	(13)	(11)	(15)
Purchases of property, plant and equipment	(98)	(29)	(40)
Proceeds from sales of property, plant and equipment	3	—	—

Net cash used in investing activities from continuing operations	(712)	(22)	(30)

Net cash provided by (used in) investing activities from discontinued operations	(64)	307	427

Net cash provided by (used in) investing activities	(776)	285	397

Cash flows from financing activities:
Net change in short-term debt	—	10	14
Net change in related party financial receivables and payables	(3)	(2)	(3)
Proceeds from issuance of long-term debt	102	1	1
Principal repayments of long-term debt	(9)	(84)	(117)
Change in restricted cash	—	(1)	(1)
Dividend payments to minority interests	(65)	—	—
Capital contribution	—	(5)	(7)

Net cash provided by (used in) financing activities from continuing operations	25	(81)	(113)

Net cash provided by (used in) financing activities from discontinued operations	(38)	19	27

Net cash used in financing activities	(13)	(62)	(86)

Net decrease in cash and cash equivalents	(798)	(126)	(175)
Effect of foreign exchange rate changes on cash and cash equivalents	(8)	(9)	(13)
Cash and cash equivalents at beginning of period	1,809	1,171	1,630
Cash and cash equivalents at end of period	1,003	1,036	1,442
Less: Cash and cash equivalents at end of period from discontinued operations	502	389	541

Cash and cash equivalents at end of period from continuing operations	501	647	901

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Notes to the Condensed Consolidated Financial Statements
Condensed Consolidated Changes in Equity (Unaudited)
For the three months ended December 31, 2007 and 2008
(in millions of euro, except for share data)

							Unrealized
					Foreign	Unrealized	gain (loss)	Total equity
	Issued		Additional		currency	gain (loss)	on	attributable to
	Ordinary shares		paid-in	Accumulated	translation	on	cash flow	shareholders of	Minority	Total
	Shares	Amount	capital	deficit	adjustment	securities	hedge	Infineon AG	interests	equity
Balance as of October 1, 2007	749,728,635	1,499	6,002	(2,328)	(106)	(6)	(17)	5,044	960	6,004

Total income and expense recognized in equity	—	—	—	(409)	—	—	—	(409)	(120)	(529)

Share-based compensation	—	—	3	—	—	—	—	3	—	3
Other changes in equity	—	—	—	1	(36)	—	—	(35)	(76)	(111)

Balance as of December 31, 2007	749,728,635	1,499	6,005	(2,736)	(142)	(6)	(17)	4,603	764	5,367

Balance as of October 1, 2008	749,742,085	1,499	6,008	(5,252)	(142)	(3)	(19)	2,091	70	2,161

Total income and expense recognized in equity	—	—	—	(374)	—	—	—	(374)	(30)	(404)

Share-based compensation	—	—	1	—	—	—	—	1	—	1
Other changes in equity	—	—	(1)	—	65	2	18	84	21	105

Balance as of December 31, 2008	749,742,085	1,499	6,008	(5,626)	(77)	(1)	(1)	1,802	61	1,863

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

1.	Basis of Presentation

The accompanying condensed consolidated financial statements of Infineon Technologies AG and its subsidiaries (“Infineon” or the “Company”) as of and for the three months ended December 31, 2007 and 2008, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations issued by the International Accounting Standards Board (“IASB”), as adopted by the European Union (“EU”). The accompanying condensed consolidated financial statements have been prepared in compliance with IAS 34 “Interim financial reporting”. Accordingly, certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted. In addition, although the condensed consolidated balance sheet as of September 30, 2008 was derived from audited financial statements, it does not include all disclosures required by IFRS. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements prepared in accordance with IFRS, as adopted by the European Union (“EU”) as of and for the period ended September 30, 2008. The accounting policies applied in preparing the accompanying condensed consolidated financial statements are consistent with those for the year ended September 30, 2008 (see note 2).

In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for the full fiscal year.

The preparation of the accompanying condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.

All amounts herein are shown in Euro (or “€”) except where otherwise stated. The accompanying condensed consolidated balance sheet as of December 31, 2008, and the condensed consolidated statements of operations for the three months then ended, and the condensed consolidated statement of cash flows for the three months then ended are also presented in U.S. dollars (“$”), solely for the convenience of the reader, at the rate of €1 = $1.3919, the Federal Reserve noon buying rate on December 31, 2008.

Certain amounts in the prior period condensed consolidated financial statements and notes have been reclassified to conform to the current period presentation. During the second quarter of the 2008 fiscal year the Company committed to a plan to dispose of Qimonda. As a result, the historical results of Qimonda are reported as discontinued operations for all periods presented, and its assets and liabilities have been classified as held for disposal for all periods presented. In addition, effective October 1, 2008, the Company reorganized its core business into five operating segments: Automotive, Industrial & Multimarket, Chip Card & Security, Wireless Solutions, and Wireline Communications.

2.	Standards and Interpretations Issued but Not Yet Adopted

In September 2007, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements”. The revision is aimed at improving users’ ability to analyze and compare the information given in financial statements. IAS 1 sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The revised IAS 1 resulted in consequential amendments to other statements and interpretations. The revision of IAS 1 will be effective for fiscal years beginning on or after January 1, 2009, with early adoption permitted. The EU has not yet endorsed the amendment to IAS 1. The Company is currently evaluating the potential effects of IAS 1.

In January 2008, the IASB published the amended standards IFRS 3, “Business Combinations”, (“IFRS 3 (2008)”) and IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27 (2008)”). Neither standard has been endorsed by the EU yet.

IFRS 3 (2008) reconsiders the application of acquisition accounting for business combinations. Major changes relate to the measurement of non-controlling interests, the accounting for business combinations achieved in stages as well as the treatment of contingent consideration and acquisition-related costs. Based

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

on the new standard, non-controlling interests may be measured at their fair value (full-goodwill-methodology) or at the proportional fair value of assets acquired and liabilities assumed. In business combinations achieved in stages, any previously held equity interest in the acquiree is remeasured to its acquisition date fair value. Any changes to contingent consideration classified as a liability at the acquisition date are recognized in profit and loss. Acquisition-related costs are expensed in the period incurred.

Major changes in relation to IAS 27 (2008) relate to the accounting for transactions which do not result in a change of control as well as for those leading to a loss of control. If there is no loss of control, transactions with non-controlling interests are accounted for as equity transactions not affecting profit and loss. At the date control is lost, any retained equity interests are remeasured to fair value. Based on the amended standard, non-controlling interests may show a deficit balance since both profits and losses are allocated to the shareholders based on their equity interests.

The amended standards are effective for business combinations in annual periods beginning on or after July 1, 2009. The Company is currently evaluating the potential effects of IFRS 3 (2008) and IAS 27 (2008).

3.	Acquisitions

On July 31, 2007, the Company acquired Texas Instruments Inc.’s (“TI”) DSL Customer Premises Equipment (“CPE”) business for cash consideration of €45 million. The purchase price was subject to an upward or downward contingent consideration adjustment of up to $16 million, based on negotiated revenue targets of the CPE business. Due to the failure to achieve the negotiated revenue targets of the CPE business during the nine months following the acquisition date the cash consideration has been adjusted downward by an amount of €13 million, and the amount of €13 million was reimbursed by TI. Accordingly, the Company allocated the adjustment of the purchase price to goodwill.

On October 24, 2007, the Company completed the acquisition of the mobility products business of LSI Corporation (“LSI”) for cash consideration of €316 million ($450 million) plus transaction costs. As part of the acquisition, an amount of €14 million was allocated to purchased in-process research and development based on discounted estimated future cash flows over the respective estimated useful life. During the three months ended December 31, 2007, this amount was expensed as other operating expense, because no future economic benefit from its use or disposal was expected. The purchase price was subject to a contingent performance-based payment based on the relevant revenues in the measurement period following the completion of the transaction and ending December 31, 2008. Due to the lower revenues during the measurement period, no performance-based payment has been paid.

On April 28, 2008, the Company acquired Primarion, Inc., Torrance, California (“Primarion”) for cash consideration of €32 million ($50 million) plus a contingent performance-based payment of up to $30 million. The assets acquired and liabilities assumed were recorded at their estimated fair values as of the date of acquisition. As a result of the law suit filed against Primarion subsequent to the acquisition, the Company reassessed the estimated fair value of the liabilities assumed. The adjustment resulted in a decrease of the net assets acquired by €4 million with a corresponding increase in goodwill.

4.	Divestitures and Discontinued Operations

High Power Bipolar Business

On September 28, 2007, the Company entered into a joint venture agreement with Siemens AG (“Siemens”). Effective September 30, 2007, the Company contributed all assets and liabilities of its high power bipolar business (including licenses, patents, and front-end and back-end production assets) to a newly formed legal entity called Infineon Technologies Bipolar GmbH & Co. KG (“Bipolar”) and Siemens subsequently acquired a 40 percent interest in Bipolar for €37 million. The transaction received regulatory approval and subsequently closed on November 30, 2007. As a result of the sale, the Company realized a gain before tax of €32 million which was recorded in other operating income during the fiscal year ended September 30, 2008. The joint venture agreement grants Siemens certain contractual participating rights which inhibit the Company from exercising control over Bipolar. Accordingly, the Company accounts for the retained interest in Bipolar under the equity method of accounting.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

Qimonda

During the 2008 fiscal year, the Company committed to a plan to dispose of Qimonda. As a consequence, the results of Qimonda are reported as discontinued operations in the Company’s condensed consolidated statements of operations for all periods presented, and the assets and liabilities of Qimonda have been reclassified as held for disposal in the condensed consolidated balance sheets. In addition, the Company recorded after-tax write-downs totaling €1,475 million during the 2008 fiscal year. Pursuant to IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations”, the recognition of depreciation and amortization expense and impairments of long-lived asset recorded by Qimonda ceased as March 31, 2008.

Loss from discontinued operations, net of income taxes recognized during the first quarter of the 2009 fiscal year is primarily composed of the realization of currency translation effects, not included in the disposal group, from Qimonda’s sale of its interest in Inotera Memories Inc. (“Inotera”) to Micron Technology, Inc (“Micron”) of €88 million and provisions and allowances of €195 million resulting from Qimonda’s insolvency described below. While these amounts result from the Qimonda business they are not included in the assets and liabilities classified as held for disposal. The operating losses of Qimonda, exclusive of depreciation, amortization and impairment of long-lived assets in the first quarter of the 2009 fiscal year were offset by a partial reversal of €460 million of the write downs recorded in the 2008 fiscal year to reduce the net assets of Qimonda to fair value less cost to sell. Such reversal was recorded due to the fact that Infineon has neither the obligation nor the intention to provide additional equity capital to fund the operating losses of Qimonda.

On December 21, 2008, the Company, the German Free State of Saxony, and Qimonda jointly announced a financing package for Qimonda. The package included a €150 million loan from the German Free State of Saxony, a €100 million loan from a state bank in Portugal and a €75 million loan from Infineon. In addition to this financing package, Qimonda had announced that it expected to receive guarantees totaling €280 million from the Federal Government of Germany and the Free State of Saxony. Based on such guarantees, Qimonda had also announced that it was in advanced negotiations regarding a €150 million package. Given the difficult overall economic situation and the further deterioration of the DRAM business during the three months ended December 31, 2008, the negotiating parties were ultimately unable to agree on the rescue package that would work for everyone involved.

On January 23, 2009, Qimonda and its wholly owned subsidiary Qimonda Dresden GmbH & Co. oHG filed an application at the Munich Local Court to commence insolvency proceedings (see note 19). With respect to the application to commence insolvency proceedings by Qimonda exposed Infineon to potential liabilities and allowances arising from the Qimonda business. Potential liabilities resulting from Qimonda’s insolvency filing include pending antitrust and securities law claims, potential claims for repayment of governmental subsidies received, and employee-related contingencies. The Company recorded additional provisions and allowances of €195 million as of December 31, 2008, relating to those issues which management believes are probable of occurring and can be estimated with reasonable accuracy at this time. These additional provisions and allowances were recognized in loss from discontinued operations, net of income taxes in the three months ended December 31, 2008. There can be no assurance that such provisions and allowances recorded will be sufficient to cover all liabilities that may ultimately be incurred in relation to these matters.

The results presented for Qimonda are based on preliminary results provided by Qimonda prior to the filing by Qimonda and Qimonda Dresden GmbH & Co. oHG for insolvency protection in the Munich Local Court on January 23, 2009, and were prepared on a going concern basis. Liquidation basis financial statements that would be required when the going concern assumptions is not assured are not available from Qimonda. There can be no assurances that individually the assets and liabilities held for disposal would not be materially different if presented on a liquidation basis, however, as the net assets of Qimonda that are held for disposal are valued at the fair value less costs to sell, the net value presented in these condensed consolidated financial statements would not be impacted.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

The results of Qimonda presented in the condensed consolidated statements of operations as discontinued operations consist of the following components:

	Three months ended
	December 31,
	2007	2008
	(€ in millions)

Revenue	513	314
Costs and expenses	(1,082)	(867)
Reversal of measurement to fair value less costs to sell	—	460
Expenses resulting from Qimonda’s application to commence insolvency proceedings	—	(195)

Loss from discontinued operations, before income tax	(569)	(288)

Income tax expense	(8)	—

Loss from discontinued operations, net of income tax	(577)	(288)

Assets and liabilities held for disposal are primarily composed of the book values of Qimonda’s assets and liabilities. At September 30, 2008 and December 31, 2008, the carrying amounts of the major classes of assets and liabilities classified as held for disposal were as follows:

	September 30,	December 31,
	2008	2008
	(€ in millions)

Cash and cash equivalents	421	389
Trade accounts receivable, net	255	153
Inventories	289	237
Other current assets	376	76
Property, plant and equipment, net	2,059	1,869
Goodwill and other intangibles	76	72
Investments accounted for using the equity method	14	14
Deferred tax asset	59	63
Other assets	55	75

Subtotal	3,604	2,948

Write-down	(1,475)	(1,015)

Total assets classified as held for disposal	2,129	1,933

Short-term debt and current maturities of long-term debt	346	405
Trade accounts payable	592	434
Current Provisions	220	205
Other current liabilities	300	251
Long-term debt	427	403
Pension plans and similar commitments	22	23
Deferred tax liabilities	16	13
Long-term provisions	25	26
Other liabilities	175	167

Total liabilities associated with assets held for disposal	2,123	1,927

Amounts recognized directly in equity relating to assets and liabilities classified as held for disposal	(158)	(71)

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

5.	Restructuring

During the 2007 fiscal year, restructuring measures were taken by the Company, mainly as a result of the insolvency of one of its largest mobile phone customers, BenQ Mobile GmbH & Co. oHG, and in order to further streamline certain research and development locations. Approximately 280 jobs were affected worldwide, thereof approximately 120 in the German locations Munich, Salzgitter and Nuremberg. A large portion of these restructuring measures were completed during the 2007 fiscal year.

To address rising risks in the current market environment, adverse currency trends and below benchmark margins, the Company implemented the IFX10+ cost-reduction program in the third quarter of the 2008 fiscal year. The IFX10+ program includes measured target areas including product portfolio management, manufacturing costs reduction, value chain optimization, process efficiency, reorganization of the Company’s structure along its target markets, and reductions in workforce. Approximately 10 percent of Infineon Logic’s worldwide workforce is expected to be impacted by IFX10+. During the first quarter of the 2009 fiscal year, and in light of continuing adverse developments in general economic conditions and in the industry, the Company identified significant further cost savings in addition to those originally anticipated.

During the three months ended December 31, 2007 and 2008, charges of €3 million and €3 million, respectively, were recognized.

The development of the restructuring liability during the three months ended December 31, 2008, was as follows:

	September 30,			December 31,
	2008	Restructuring		2008
	Liability	Charges, net	Payments	Liability
	(€ in millions)

Employee terminations	179	3	(28)	154
Other exit costs	10	—	(9)	1

Total	189	3	(37)	155

6.	Financial Income

The amount of financial income is as follows for the three months ended December 31, 2007 and 2008, respectively:

	Three months ended
	December 31,
	2007	2008
	(€ in millions)

Interest income	15	49
Valuation changes and gains on sales	3	—
Other financial income	—	11

Total	18	60

Interest income for three months ended December 31, 2008, includes a net gain of €36 million before tax, as a result of the repurchased notional amounts of the subordinated exchangeable notes due 2010 and convertible subordinated notes due 2010 (see note 13).

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

7.	Financial Expense

The amount of financial expense is as follows for the three months ended December 31, 2007 and 2008, respectively:

	Three months ended
	December 31,
	2007	2008
	(€ in millions)

Interest expense	36	35
Valuation changes and losses on sales	3	21
Other financial expense	1	—

Total	40	56

8.	Income Taxes

Income (loss) from continuing operations before income taxes and income tax expense are as follows:

	Three months ended
	December 31,
	2007	2008
	(€ in millions, except percentages)

Income (loss) from continuing operations before income taxes	60	(112)
Income tax expense	12	4
Effective tax rate	20.6%	—

In the three months ended December 31, 2007 and 2008, the tax expense of the Company is affected by lower foreign tax rates, tax credits and the need for valuation allowances on deferred tax assets in certain jurisdictions.

9.	Earnings (Loss) Per Share

Basic earnings (loss) per share (“EPS”) is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is calculated by dividing net income by the sum of the weighted average number of ordinary shares outstanding plus all additional ordinary shares that would have been outstanding if potentially dilutive instruments or ordinary share equivalents had been issued.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

The computation of basic and diluted EPS is as follows:

	Three months ended
	December 31,
	2007	2008

Numerator (€ in millions):
Income (loss) from continuing operations attributable to shareholders of Infineon Technologies AG	38	(117)
Loss from discontinued operations, net of tax attributable to shareholders of Infineon Technologies AG	(447)	(257)

Net loss attributable to shareholders of Infineon Technologies AG	(409)	(374)

Denominator (shares in millions):
Weighted-average shares outstanding — basic and diluted	749.7	749.7

Basic and diluted loss per share (in €):
Income (loss) from continuing operations attributable to shareholders of Infineon Technologies AG	0.05	(0.16)
Loss from discontinued operations, net of tax attributable to shareholders of Infineon Technologies AG	(0.60)	(0.34)

Net loss attributable to shareholders of Infineon Technologies AG	(0.55)	(0.50)

The weighted average of potentially dilutive instruments that were excluded from the diluted earnings (loss) per share computations, because the exercise price was greater than the average market price of the ordinary shares during the period or were otherwise not dilutive, includes 37.0 million and 30.0 million shares underlying employee stock options for the three months ended December 31, 2007 and 2008, respectively. Additionally, 68.4 million and 58.3 million ordinary shares issuable upon conversion of outstanding convertible subordinated notes during the three months ended December 31, 2007 and 2008, respectively, were not included in the computation of diluted earnings (loss) per share as their impact was not dilutive.

10.	Trade and Other Receivables, net

Trade accounts and other receivables consist of the following:

	September 30,	December 31,
	2008	2008
	(€ in millions)

Third party — trade	590	348
Associated and Related Companies	28	20

Trade accounts receivable, gross	618	368

Allowance for doubtful accounts	(29)	(37)

Trade accounts receivable, net	589	331

Grants receivable	28	31
License fees receivable	10	6
Third party — financial and other receivables	17	26
Receivables from German bank’s deposit protection fund	121	121
Associated and related companies financial and other receivables	22	—
Employee receivables	8	2
Other receivables	4	4

Subtotal	799	521

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

11.	Inventories

Inventories consist of the following:

	September 30,	December 31,
	2008	2008
	(€ in millions)

Raw materials and supplies	59	63
Work-in-process	372	345
Finished goods	234	253

Total inventories	665	661

12.	Trade and Other Payables

Trade and other payables consist of the following:

	September 30,	December 31,
	2008	2008
	(€ in millions)

Third party — trade	473	293
Related parties — trade	15	15

Trade payables	488	308

Related parties — financial and other payables	6	3
Other	12	6

Total	506	317

13.	Debt

Debt consists of the following:

	September 30,	December 31,
	2008	2008
	(€ in millions)

Short-term debt:
Loans payable to banks, weighted average rate 3.7%	139	148
Current portion of long-term debt	68	64

Total short-term debt and current maturities	207	212

Long-term debt:
Exchangeable subordinated notes, 1.375%, due 2010	193	109
Convertible subordinated notes, 5.0%, due 2010	531	520
Loans payable to banks:
Unsecured term loans, weighted average rate 4.53%, due 2010 — 2013	217	207
Secured term loans, weighted average rate 2.45%, due 2010	2	4
Notes payable to governmental entity, due 2010	20	20

Total long-term debt	963	860

During the three months ended December 31, 2008, the Company repurchased notional amounts of €95 million and €22 million of its exchangeable subordinated notes due 2010 and its convertible subordinated notes due 2010, respectively. The transactions resulted in net gains of €36 million before tax, which was recognized in interest income during the three months ended December 31, 2008. The repurchase was made out of available cash.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

Concurrently with the issuance of $248 million in convertible notes due 2013 by Qimonda (as guarantor) through its subsidiary Qimonda Finance LLC (as issuer) on February 12, 2008, Infineon loaned Credit Suisse International 20.7 million Qimonda American Depositary Shares ancillary to the placement of the convertible notes, which remained outstanding as December 31, 2008.

The Company has established independent financing arrangements with several financial institutions, in the form of both short- and long-term credit facilities, which are available for anticipated funding purposes, as follows:

	Nature of Financial		As of December 31, 2008
	Institution	Purpose/	Aggregate
Term	Commitment	intended use	facility	Drawn	Available
			(€ in millions)

Short-term	firm commitment	working capital, guarantees	504	148	356
Short-term	no firm commitment	working capital, cash management	177	—	177
Long-term(1)	firm commitment	general corporate purposes	—	—	—
Long-term(1)	firm commitment	project finance	295	295	—

Total			976	443	533

(1)	Including current maturities.

14.	Share-based Compensation

A summary of the status of the Infineon stock option plans as of December 31, 2008, and changes during the three months then ended is presented below (options in millions, exercise prices in Euro, intrinsic value in millions of Euro):

		Weighted-	Weighted-
		average	average	Aggregated
	Number of	exercise	remaining life	Intrinsic
	options	price	(in years)	Value

Outstanding at September 30, 2008	33.2	12.30	2.28	—
Granted	—	—
Exercised	—	—
Forfeited and expired	(6.4)	21.38

Outstanding at December 31, 2008	26.8	10.09	2.45	—

Vested and expected to vest, net of estimated forfeitures at December 31, 2008	23.9	10.32	2.45	—
Exercisable at December 31, 2008	23.0	9.92	2.19	—

Options with an aggregate fair value of €26 million and €10 million vested during the three months ended December 31, 2007 and 2008, respectively. Options with a total intrinsic value of €0 were exercised during the three months ended December 31, 2007 and 2008.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

Changes in the Company’s unvested options during the three months ended December 31, 2008, are summarized as follows (options in millions, fair values in Euro, intrinsic value in millions of Euro):

		Weighted-	Weighted-
		average	average	Aggregated
	Number of	grant date	remaining life	Intrinsic
	options	fair value	(in years)	Value

Unvested at September 30, 2008	6.7	2.96	4.05	—
Granted	—	—
Vested	(2.8)	3.54
Forfeited	(0.1)	3.20

Unvested at December 31, 2008	3.8	2.51	4.02	—

Unvested options expected to vest	3.8	2.53	4.02	—

As of December 31, 2008, there was a total of €3 million in unrecognized compensation expense related to unvested stock options of Infineon, which is expected to be recognized over a weighted-average period of 1.02 years.

Stock-Based Compensation Expense

Stock-based compensation expense was allocated as follows:

	Three months ended
	December 31,
	2007	2008
	(€ in millions)

Compensation expense recognized:
Cost of goods sold	—	—
Selling, general and administrative expenses	1	—
Research and development expenses	1	—

Total stock-based compensation expense	2	—

Stock-based compensation effect on basic and diluted loss per share in €	—	—

Cash received from stock option exercises was €0 during the three months ended December 31, 2007 and 2008. The amount of stock-based compensation expense which was capitalized and remained in inventories for the three months ended December 31, 2007 and 2008 was immaterial. Stock-based compensation expense does not reflect any income tax benefits, since stock options are granted in tax jurisdictions where the expense is not deductible for tax purposes.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

15.	Equity

The changes in other components of equity for the three months ended December 31, 2007 and 2008 are as follows:

	2007			2008
		Tax			Tax
	Pretax	Effect	Net	Pretax	Effect	Net
	(€ in millions)

Unrealized gains on securities:
Unrealized holding gains	—	—	—	2	—	2
Reclassification adjustment for losses (gains) included in net income or loss	—	—	—	—	—	—

Net unrealized gains	—	—	—	2	—	2

Unrealized gains (losses) on cash flow hedges	—	—	—	18	—	18
Foreign currency translation adjustment	(36)	—	(36)	65	—	65

Other components of equity	(36)	—	(36)	85	—	85

16.	Related Parties

The Company has transactions in the normal course of business with Equity Method Investments and related persons such as Management and Supervisory Board members (collectively, “Related Parties”). The Company purchases certain of its raw materials, especially chipsets, from, and sells certain of its products to, Related Parties. Purchases and sales to Related Parties are generally based on market prices or manufacturing cost plus a mark-up.

Related Party receivables consist primarily of trade, financial, and other receivables from Equity Method Investments and related companies, and totaled €78 million and €9 million as of September 30, 2008 and December 31, 2008, respectively.

Related Party payables consist primarily of trade, financial, and other payables from Equity Method Investments, and totaled €21 million and €18 million as of September 30, 2008 and December 31, 2008, respectively.

Related Party receivables and payables as of September 30, 2008 and December 31, 2008, have been segregated first between amounts owed by or to companies in which the Company has an ownership interest, and second based on the underlying nature of the transactions. Trade receivables and payables include amounts for the purchase and sale of products and services. Financial and other receivables and payables represent amounts owed relating to loans and advances and accrue interest at interbank rates.

Sales to Related Parties totaled €1 million and €1 million in the three months ended December 31, 2007 and 2008, respectively, whereas purchases from Related Parties totaled €115 million and €40 million in the three months ended December 31, 2007 and 2008, respectively.

17.	Pension Plans

Information with respect to the Company’s pension plans is presented for German (“Domestic”) plans and non-German (“Foreign”) plans.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

The components of net periodic pension cost are as follows:

	Three months ended		Three months ended
	December 31, 2007		December 31, 2008
	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans
	(€ in millions)

Service cost	(4)	(1)	(2)	(1)
Interest cost	(5)	(1)	(5)	(1)
Expected return on plan assets	6	1	5	1
Curtailment gain recognised	—	—	1	—

Net periodic pension cost	(3)	(1)	(1)	(1)

18.	Additional Disclosure on Financial Instruments

The Company periodically enters into derivatives, including foreign currency forward and option contracts as well as interest rate swap agreements. The objective of these transactions is to reduce the impact of interest rate and exchange rate fluctuations on the Company’s foreign currency denominated net future cash flows. The Company does not enter into derivatives for trading or speculative purposes. Gains and losses on derivative financial instruments are included in determining net loss, with those related to operations included primarily in cost of goods sold, and those related to financial activities included in other non-operating income (expense).

The Euro equivalent notional amounts in millions and fair values of the Company’s derivative instruments are as follows:

	September 30, 2008		December 31, 2008
	Notional		Notional
	amount	Fair value	amount	Fair value
	(€ in millions)

Forward contracts sold:
U.S. dollar	213	(5)	190	16
Japanese yen	5	—	9	—
Singapore dollar	10	—	—	—
Malaysian ringgit	3	—	—	—
Forward contracts purchased:
U.S. dollar	157	(4)	168	(9)
Japanese yen	1	—	9	—
Singapore dollar	29	—	21	(1)
Great Britain pound	9	—	4	—
Malaysian ringgit	52	—	41	(2)
Norwegian krone	2	—	4	(1)
Currency Options sold:
U.S. dollar	177	(5)	110	(1)
Currency Options purchased:
U.S. dollar	163	1	100	1
Interest rate swaps	500	(1)	500	24
Other	77	(1)	78	(18)

Fair value, net		(15)		9

At September 30, 2008 and December 31, 2008, all derivative financial instruments are recorded at fair value. Foreign exchange gains (losses), net included losses of €4 million for the three months ended December 31, 2007, related to losses from foreign exchange transactions. Foreign exchange gains

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

(losses), net included losses of €32 million fot the three months ended December 31, 2008 related to losses from foreign exchange transactions.

The Company enters into derivative instruments, primarily foreign exchange forward contracts, to hedge significant anticipated U.S. dollar cash flows from operations. During the three months ended December 31, 2008, the Company designated as cash flow hedges certain foreign exchange forward contracts and foreign exchange options related to highly probable forecasted sales denominated in U.S. dollars. The Company did not record any ineffectiveness for these hedges for the three months ended December 31, 2008. However, it excluded differences between spot and forward rates and the time value from the assessment of hedge effectiveness and included this component of financial instruments’ gain or loss as part of cost of goods sold. It is estimated that €13 million of the net gains recognized directly in other components of equity as of December 31, 2008 will be reclassified into earnings during the 2009 fiscal year. All foreign exchange derivatives designated as cash flow hedges held as of December 31, 2008 have maturities of nine months or less. Foreign exchange derivatives entered into by the Company to offset exposure to anticipated cash flows that do not meet the requirements for applying hedge accounting are marked to market at each reporting period with unrealized gains and losses recognized in earnings. For the three months ended December 31, 2007 and 2008, no gains or losses were reclassified from other components of equity as a result of the discontinuance of foreign currency cash flow hedges resulting from a determination that it was probable that the original forecasted transaction would not occur.

19.	Commitments and Contingencies

Litigation and Investigations

In September 2004, the Company entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (“DOJ”) in connection with its investigation into alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, the Company agreed to plead guilty to a single count of conspiring with other unspecified DRAM manufacturers to fix the prices of DRAM products between July 1, 1999 and June 15, 2002, and to pay a fine of $160 million. The fine plus accrued interest is being paid in equal annual installments through 2009. The Company has a continuing obligation to cooperate with the DOJ in its ongoing investigation of other participants in the DRAM industry. The price-fixing charges related to DRAM sales to six Original Equipment Manufacturer (“OEM”) customers that manufacture computers and servers. The Company has entered into settlement agreements with five of these OEM customers and is considering the possibility of a settlement with the remaining OEM customer, which purchased only a very small volume of DRAM products from the Company. The Company has secured individual settlements with eight direct customers in addition to those OEM customers.

Subsequent to the commencement of the DOJ investigation, a number of putative class action lawsuits were filed against the Company, its U.S. subsidiary Infineon Technologies North America Corporation (“IF North America”) and other DRAM suppliers, alleging price-fixing in violation of the Sherman Act and seeking treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct. In September 2002, the Judicial Panel on Multi-District Litigation ordered that these federal cases be transferred to the U.S. District Court for the Northern District of California for coordinated or consolidated pre-trial proceedings as part of a Multi District Litigation (“MDL”). In September 2005, the Company and IF North America entered into a definitive settlement agreement with counsel for the class of direct U.S. purchasers of DRAM (granting an opportunity for individual class members to opt out of the settlement). In November 2006, court approved the settlement agreement and entered final judgment and dismissed the claims with prejudice.

In April 2006, Unisys Corporation (“Unisys”) filed a complaint against the Company and IF North America, among other DRAM suppliers, alleging state and federal claims for price-fixing and seeking recovery as both a direct and indirect purchaser of DRAM. The complaint was filed in the Northern District of California and has been related to the MDL proceeding described above. All defendants have filed joint motions for summary judgment and to exclude plaintiffs’ principal expert in the Unisys case. That motion was heard on December 17, 2008, and no ruling has yet been issued. On October 29, 2008 the Company and IF North America filed a motion to disqualify counsel for plaintiffs for Unisys Corporation, and the other “opt-out” plaintiffs as described below. On December 18, 2008, the court issued an order disqualifying counsel for those plaintiffs from

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

prosecuting those cases against the Company and IF North America, and ordered that new counsel be substituted. No trial date has been scheduled in this case.

In February and March 2007, four more cases were filed by All American Semiconductor, Inc., Edge Electronics, Inc., Jaco Electronics, Inc., and DRAM Claims Liquidation Trust, by its Trustee, Wells Fargo Bank, N.A. The All American Semiconductor complaint alleges claims for price-fixing under the Sherman Act. The Edge Electronics, Jaco Electronics and DRAM Claims Liquidation Trust complaints allege state and federal claims for price-fixing. All four cases were filed in the Northern District of California and have been related to the MDL described above. All defendants have filed joint motions for summary judgment and to exclude plaintiffs’ principal expert in all of these cases. Those motions were heard on December 17, 2008, but no ruling has yet been issued. On December 18, 2008, the court issued an order disqualifying counsel for those plaintiffs, as described above.

Sixty-four additional cases were filed through October 2005 in numerous federal and state courts throughout the United States. Each of these state and federal cases (except for one relating to foreign purchasers, described below) purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM in the United States during specified time periods commencing in or after 1999 (the Indirect U.S. Purchaser Class). The complaints variously allege violations of the Sherman Act, California’s Cartwright Act, various other state laws, unfair competition law, and unjust enrichment and seek treble damages in generally unspecified amounts, restitution, costs, attorneys’ fees and injunctions against the allegedly unlawful conduct.

The foreign purchaser’s case referred to above was dismissed with prejudice and without leave to amend in March 2006; the plaintiffs have appealed to the Ninth Circuit Court of Appeals. On August 14, 2008, the Ninth Circuit issued its decision affirming the dismissal of this action. 23 of the state and federal court cases were subsequently ordered transferred to the U.S. District Court for the Northern District of California for coordinated and consolidated pretrial proceedings as part of the MDL proceeding described above. 19 of the 23 transferred cases are currently pending in the MDL litigation. The pending California state cases were coordinated and transferred to San Francisco County Superior Court for pre-trial proceedings. The plaintiffs in the indirect purchaser cases outside California agreed to stay proceedings in those cases in favor of proceedings on the indirect purchaser cases pending as part of the MDL pre-trial proceedings.

On January 29, 2008, the district court in the MDL proceedings entered an order granting in part and denying in part the defendants’ motion for judgment on the pleadings directed at several of the claims. Plaintiffs filed a Third Amended Complaint on February 27, 2008. On March 28, 2008, the court granted plaintiffs leave to immediately appeal its decision to the Court of Appeals for the Ninth Circuit. On June 26, 2008, the Ninth Circuit Court of Appeals issued an order agreeing to hear the appeal. On October 30, 2008, the district court entered an order staying the proceedings pending the Ninth Circuit’s decision in the appeal.

In July 2006, the New York state attorney general filed an action in the U.S. District Court for the Southern District of New York against the Company, IF North America and several other DRAM manufacturers on behalf of New York governmental entities and New York consumers who purchased products containing DRAM beginning in 1998. The plaintiffs allege violations of state and federal antitrust laws arising out of the same allegations of DRAM price-fixing and artificial price inflation practices discussed above, and seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other equitable relief. In October 2006, this action was made part of the MDL proceeding described above. In July 2006, the attorney generals of Alaska, Arizona, Arkansas, California, Colorado, Delaware, Florida, Hawaii, Idaho, Illinois, Iowa, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Nebraska, Nevada, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia and Wisconsin filed a lawsuit in the U.S. District Court for the Northern District of California against the Company, IF North America and several other DRAM manufacturers on behalf of governmental entities, consumers and businesses in each of those states who purchased products containing DRAM beginning in 1998. In September 2006, the complaint was amended to add claims by the attorneys general of Kentucky, Maine, New Hampshire, North Carolina, the Northern Mariana Islands and Rhode Island. This action is based on state and federal law claims relating to the same alleged anticompetitive

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

practices in the sale of DRAM and plaintiffs seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other relief. In October 2006, the Company joined the other defendants in filing motions to dismiss several of the claims alleged in these two actions. In August 2007, the court entered orders granting the motions in part and denying the motions in part. Amended complaints in both actions were filed on October 1, 2007. On April 15, 2008, the court issued two orders in the New York and multistate attorneys general cases on the defendants’ motions to dismiss. The order in the New York action denied the defendants’ motion to dismiss. The order in the multistate attorney generals case partly dismissed and partly granted the motion. On May 13, 2008, the Company answered the complaint by the State of New York and the multistate complaint. On September 15, 2008, the Company filed an amended answer to the multistate complaint. Between June 25, 2007 and December 31, 2008, the state attorneys general of eight states, Alaska, Delaware, Ohio, New Hampshire, Texas, Vermont, Kentucky and the Northern Mariana Islands filed requests for dismissal of their claims. Plaintiffs California and New Mexico filed a joint motion for class certification seeking to certify classes of all public entities within both states. On September 5, 2008, the Court entered an order denying both states’ motions for class certification. On September 15, 2008, the New York State Attorney General filed a motion for judgment on the pleadings regarding certain defendants’ affirmative defenses to New York’s amended complaint (see note 21).

In April 2003, the Company received a request for information from the European Commission (the “Commission”) to enable the Commission to assess the compatibility with the Commission’s rules on competition of certain practices of which the Commission has become aware in the European market for DRAM products. On December 5, 2008, the Company received a request for information from the Commission regarding DRAM turnover data for its 2001 fiscal year. In light of its plea agreement with the DOJ, the Company made an accrual during the 2004 fiscal year for an amount representing the probable minimum fine that may be imposed as a result of the Commission’s investigation. Any fine actually imposed by the Commission may be significantly higher than the reserve established, although the Company cannot more accurately estimate the amount of the actual fine. The Company is fully cooperating with the Commission in its investigation.

In May 2004, the Canadian Competition Bureau advised IF North America that it, its affiliates and present and past directors, officers and employees are among the targets of a formal inquiry into an alleged conspiracy to prevent or lessen competition unduly in the production, manufacture, sale or supply of DRAM, contrary to the Canadian Competition Act. No formal steps (such as subpoenas) have been taken by the Competition Bureau to date. The Company is fully cooperating with the Competition Bureau in its inquiry.

Between December 2004 and February 2005, two putative class proceedings were filed in the Canadian province of Quebec, and one was filed in each of Ontario and British Columbia against the Company, IF North America and other DRAM manufacturers on behalf of all direct and indirect purchasers resident in Canada who purchased DRAM or products containing DRAM between July 1999 and June 2002, seeking damages, investigation and administration costs, as well as interest and legal costs. Plaintiffs primarily allege conspiracy to unduly restrain competition and to illegally fix the price of DRAM.

Between September and November 2004, seven securities class action complaints were filed against the Company and current or former officers in U.S. federal district courts, later consolidated in the Northern District of California, on behalf of a putative class of purchasers of the Company’s publicly-traded securities who purchased them during the period from March 2000 to July 2004 (the “Securities Class Actions”). The consolidated amended complaint alleges violations of the U.S. securities laws and asserts that the defendants made materially false and misleading public statements about the Company’s historical and projected financial results and competitive position because they did not disclose the Company’s alleged participation in DRAM price-fixing activities and that, by fixing the price of DRAM, defendants manipulated the price of the Company’s securities, thereby injuring its shareholders. The plaintiffs seek unspecified compensatory damages, interest, costs and attorneys’ fees. On January 25, 2008, the court entered into an order granting in part and denying in part the defendants’ motions to dismiss the Securities Class Action complaint. The court denied the motion to dismiss with respect to plaintiffs’ claims under §§ 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 and dismissed the claim under § 20A of the act with prejudice. On August 13, 2008 the court denied a motion of the Company for summary judgment based on the statute of limitations. On August 25, 2008, the Company filed a motion

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

for judgment on the pleadings against foreign purchasers, i.e., proposed class members who are neither residents nor citizens of the United States who bought securities of the Company on an exchange outside the United States.

The Company’s directors’ and officers’ insurance carriers have denied coverage in the Securities Class Actions and the Company filed suit against the carriers in December 2005 and August 2006. The Company’s claims against one D&O insurance carrier were finally dismissed in May 2007. The claim against the other insurance carrier is still pending.

On October 31, 2007, Wi-LAN Inc. filed suit in the U.S. District Court for the Eastern District of Texas against Westell Technologies, Inc. and 16 other defendants, including the Company and IF North America. The complaint alleges infringement of three U.S. patents by certain wireless products compliant with the IEEE 802.11 standards and certain ADSL products compliant with the ITU G.992 standards, in each case supplied by certain of the defendants. On April 1, 2008, the Court granted the Company’s and other non-US defendant’s stipulated motion to dismiss without prejudice with respect to such non-US defendants. On July 29, 2008, the court scheduled the trial date for January 4, 2011 and the date for the “Markman-Hearing” on the construction of essential terms of the asserted patents for September 1, 2010.

In October 2007, CIF Licensing LLC, New Jersey, USA (“CIF”), a member of the General Electric Group, filed suit in the Civil Court of Düsseldorf, Germany against Deutsche Telekom AG (“DTAG”) alleging infringement of four European patents in Germany by certain CPE-modems and ADSL-systems (the “CIF Suit”). DTAG has given third-party notice to its suppliers — which include customers of Infineon — to the effect that a declaratory judgment of patent infringement would be legally binding on the suppliers. Since January 2008, various suppliers also gave their suppliers — including Infineon — third-party notice. On January 28, 2008, Infineon became a party in the suit on the side of DTAG. CIF then filed suit against Infineon alleging indirect infringement of one of the four European patents. DTAG, most of its suppliers and most of their suppliers have formed a joint defense group. Infineon is contractually obliged to indemnify and/or to pay damages to its customers upon different conditions and to different extents, depending on the terms of the specific contracts. By July 16, 2008, DTAG and all the parties who joined the CIF suit in Düsseldorf had filed their answer to the complaint. At the same time, DTAG, Ericsson AB, Texas Instruments Inc., Nokia Siemens Networks and the Company partly jointly and partly separately filed actions of invalidity before the Federal Patent Court in Munich with respect to all four patents. Concerning the lawsuit in Düsseldorf, CIF must reply by March 9, 2009 and DTAG and the parties who joined the lawsuit on the side of DTAG must respond by September 28, 2009. A court is scheduled for November and December 2009.

On April 12, 2008, Third Dimension Semiconductor Inc. filed suit in the U.S. District Court for the Eastern District of Texas against the Company and IF North America alleging infringement of three U.S. patents. On October 7, 2008 the Company and Third Dimension Semiconductor Inc. signed a Settlement and License Agreement and on October 21, 2008 filed a joint motion to dismiss the patent infringement case.

On April 18, 2008, LSI filed a complaint with the U.S. International Trade Commission to investigate an alleged infringement by 18 parties of one LSI patent (the “ITC Case”). On June 6, 2008, LSI filed a motion to amend such complaint to add Qimonda and four other respondents to the investigation. In addition, LSI filed a lawsuit in the Eastern District of Texas on the same patent against all respondents in the ITC Case, including Qimonda. On June 20, 2008, the court in the Eastern District of Texas stayed the case while the ITC Case is pending. On October 17, 2008, Qimonda became a party to the ITC Case.

On October 3, 2008, approximately 95 California schools, political subdivisions and public agencies that were previously putative class members of the multistate attorney general complaint described above filed suit in California Superior Court against the Company, IF North America, and several other DRAM manufacturers alleging DRAM price-fixing and artificial price inflation in violation of California state antitrust and consumer protection laws arising out of the alleged practices described above. The plaintiffs seek recovery of actual and treble damages in unspecified amounts, restitution, costs (including attorneys’ fees) and injunctive and other equitable relief. The Company and IF North America have agreed to accept service of process as of November 19, 2008 in exchange for an extended period of time to respond to the complaint. The current response date is February 12, 2009.

On October 21, 2008, the Company learned that the European Commission had commenced an investigation involving the Company’s Chip Card & Security business for alleged violations of antitrust

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

laws. The investigation is in its very early stages, and the Company is assessing the facts and monitoring the situation carefully.

On November 12, 2008, Volterra Semiconductor Corporation filed suit against Primarion, Inc., the Company and IF North America in the U.S District Court for the Northern District of California for alleged infringement of five U.S. patents by certain products offered by Primarion. On December 18, 2008 the Company, IF North America and Primarion filed an answer to the complaint denying any infringement and filed a counterclaim against Volterra Semiconductor Corporation alleging fraud on the U.S. Patent and Trademark Office and certain antitrust violations. Primarion, the Company and IF North America also counterclaimed that the patents underlying Volterra’s patent infringement claims are invalid.

On November 25, 2008, the Company, Infineon Technologies Austria AG and IF North America filed suit in the U.S. District Court for the District of Delaware against Fairchild Semiconductor International, Inc. and Fairchild Semiconductor Corporation regarding (1) a complaint for patent infringement by certain products of Fairchild and (2) a complaint for declaratory judgment of non-infringement and invalidity of certain patents of Fairchild against the allegation of infringement of those patents by certain products of Infineon. Fairchild has filed a counterclaim in Delaware for a declaratory judgment on (1) infringement by Infineon of those patents which are subject of Infineon’s complaint for declaratory judgment and (2) non-infringement and invalidity of those patents which are the subject of Infineon’s complaint for infringement. Fairchild Semiconductor Corporation has further filed another patent infringement suit against the Company and IF North America in the U.S. District Court for the District of Maine alleging that certain products of Infineon infringe on two more patents of Fairchild Semiconductor Corporation which are not part of the Delaware lawsuit.

Liabilities and the Potential Effect of these Lawsuits

Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount, the average amount is accrued. As of December 31, 2008, Infineon had accrued liabilities in the amount of €96 million related to the DOJ and European antitrust investigations and the direct and indirect purchaser litigation and settlements described above, as well as for legal expenses for the DOJ related and securities class action complaints. In addition, Qimonda had accrued liabilities in connection with these matters, which are included in the Company’s provisions incurred as a consequence of Qimonda’s filing to open insolvency proceedings, and are included in the amount mentioned above (see note 4). Under the contribution agreement in connection with the carve-out of the Qimonda business, Qimonda is required to indemnify the Company, in whole or in part, for any claim (including any related expenses) arising in connection with the liabilities, contracts, offers, uncompleted transactions, continuing obligations, risks, encumbrances and other liabilities the Company incurs in connection with the antitrust actions and the Securities Class Action described above. Due to Qimonda’s recent insolvency filing, however, it is unlikely that Qimonda will be able to indemnify Infineon against any such potential liabilities.

As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse effect on the Company’s financial condition and results of operations.

An adverse final resolution of the investigations or lawsuits described above could result in significant financial liability to, and other adverse effects on, the Company, which would have a material adverse effect on its results of operations, financial condition and cash flows. In each of these matters, the Company is continuously evaluating the merits of the respective claims and defending itself vigorously or seeking to arrive at alternative resolutions in the best interest of the Company, as it deems appropriate. Irrespective of the validity or the successful assertion of the claims described above, the Company could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on its results of operations, financial condition and cash flows.

The Company is subject to various other lawsuits, legal actions, claims and proceedings related to products, patents, environmental matters, and other matters incidental to its businesses. The Company has accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

existing as of the balance sheet date. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on the Company’s financial position, although the final resolution of such matters could have a material adverse effect on the Company’s results of operations or cash flows in the period of settlement.

Other Contingencies

On a group-wide basis the Company has guarantees outstanding to external parties of €190 million as of December 31, 2008 (of which €84 million are guarantees of Infineon, and €106 million are guarantees of Qimonda). In addition, the Company, as parent company, has in certain customary circumstances guaranteed the settlement of certain of its consolidated subsidiaries’ obligations to third parties. Such third party obligations are reflected as liabilities in the condensed consolidated financial statements by virtue of consolidation. As of December 31, 2008, such guarantees, principally relating to certain consolidated subsidiaries’ third-party debt, aggregated €1,605 million (of which €1,056 million are guarantees of Infineon, and €549 million are guarantees of Qimonda), of which €876 million relates to convertible and exchangeable notes issued (of which €698 million relate to convertible and exchangeable notes issued by Infineon, and €178 million relates to convertible notes issued by Qimonda).

The Company has received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized upon the attainment of specified criteria. Certain of these grants have been received contingent upon the Company maintaining compliance with certain project-related requirements for a specified period after receipt. The Company is committed to maintaining these requirements. Nevertheless, should such requirements not be met, as of December 31, 2008, a maximum of €326 million of these subsidies could be refundable (of which €280 million relate to Qimonda).

20.	Operating Segment and Geographic Information

The Company has reported its operating segment and geographic information in accordance with IFRS 8 “Operating Segments”.

Effective October 1, 2008, to better align the Company’s business with its target markets, the Company reorganized its core business into five operating segments: Automotive, Industrial & Multimarket, Chip Card & Security, Wireless Solutions, and Wireline Communications. Further, certain of the Company’s remaining activities for product lines sold, for which there are no continuing contractual commitments subsequent to the divestiture date, as well as new business activities meet the IFRS 8 definition of an operating segment, but do not meet the requirements of a reportable segment as specified in IFRS 8. Accordingly, these segments are combined and disclosed in the “Other Operating Segments” category.

Other Operating Segments includes revenue and earnings that Infineon’s 200-millimeter production facility in Dresden recorded from the sale of wafers to Qimonda under a foundry agreement, which was cancelled during the 2008 fiscal year. The Corporate and Eliminations segment reflects the elimination of these revenue and earnings.

The segments’ results of operations of prior periods have been reclassified to be consistent with the current reporting structure and presentation, as well as to facilitate analysis of current and future operating segment information.

Each of the segments has two or three segment managers reporting directly to the Management Board, which has been collectively identified as the Chief Operating Decision Maker (“CODM”). The CODM makes decisions about resources to be allocated to the segments and assesses their performance using revenues and, effective October 1, 2008, Segment Result. The Company defines Segment Result as operating income (loss) excluding asset impairments, restructuring and other related closure costs, share-based compensation expense, acquisition-related amortization and gains (losses), gains (losses) on sales of assets, businesses, or interests in subsidiaries, and other income (expense), including litigation settlement costs. Gains (losses) on sales of assets, businesses, or interests in subsidiaries, include, among others, gains or losses that may be realized from potential sales of Qimonda shares or

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

other investments and activities. The Company’s management uses Segment Result, to establish budgets and operational goals, manage the Company’s business and evaluate its performance. The Company reports Segment Profit because it believes that it provides investors with meaningful information about the operating performance of the Company and especially about the performance of its separate operating segments.

Information with respect to the Company’s operating segments follows:

Automotive

The Automotive segment designs, develops, manufactures and markets semiconductors for use in automotive applications. Together with its product portfolio, Infineon offers corresponding system know-how and support to its customers.

Industrial & Multimarket

The Industrial & Multimarket segment designs, develops, manufactures and markets semiconductors and complete system solutions primarily for use in industrial applications and in applications with customer-specific product requirements.

Chip Card & Security

The Chip Card & Security segment designs, develops, manufactures and markets semiconductors and complete system solutions primarily for use in chip card and security applications.

Wireless Solutions

The Wireless Solutions segment designs, develops, manufactures and markets a wide range of ICs, other semiconductors and complete system solutions for wireless communication applications.

Wireline Communications

The Wireline Communications segment designs, develops, manufactures and markets a wide range of ICs, other semiconductors and complete system solutions focused on wireline access applications.

The following tables present selected segment data:

	Three months ended
	December 31,
	2007	2008
	(€ in millions)

Revenue:
Automotive	310	206
Industrial & Multimarket	291	234
Chip Card & Security	116	91
Wireless Solutions(1)	253	197
Wireline Communications	103	88
Other Operating Segments(2)	64	8
Corporate and Eliminations(3)	(47)	6

Total	1,090	830

(1)	Includes revenues of €7 million for the three months ended December 31, 2007 and €1 million for the three months ended December 31, 2008 from sales of wireless communication applications to Qimonda.

(2)	Includes revenues of €36 million for the three months ended December 31, 2007 from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under a foundry agreement.

(3)	Includes the elimination of revenues of €43 million for the three months ended December 31, 2007 and €1 million for the three months ended December 31, 2008 since these sales are not expected to be part of the Qimonda disposal plan.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

	Three months ended
	December 31,
	2007	2008
	(€ in millions)

Segment Result:
Automotive	23	(56)
Industrial & Multimarket	26	2
Chip Card & Security	17	(1)
Wireless Solutions	18	(44)
Wireline Communications	4	2
Other Operating Segments	2	(1)
Corporate and Eliminations	(10)	(4)

Total	80	(102)

The following is a summary of revenue by geographic area:

	Three months ended
	December 31,
	2007	2008
	(€ in millions)

Revenue:
Germany	220	165
Other Europe	194	145
North America	145	95
Asia/Pacific	459	369
Japan	54	45
Other	18	11

Total	1,090	830

Revenues from external customers are based on the customers’ billing location. No single customer accounted for more than 10 percent of the Company’s sales during the three months ended December 31, 2007 or 2008.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

The following table provides the reconciliation of Segment Result to the Company’s loss before tax and discontinued operations:

	Three months ended
	December 31,
	2007	2008
	(€ in millions)

Total Segment Result	80	(102)
Adjusted:
Asset impairments	—	—
Restructuring and other related closure cost	(3)	(3)
Stock-based compensation expense	(1)	—
Acquisition-related amortization and gains (losses)	(9)	(6)
Gains (losses) on sales of assets, businesses, or interests in subsidiaries	15	(1)
Other income (expense), net	—	(5)

Operating income (loss)	82	(117)

Financial Income	18	60
Financial Expense	(40)	(56)
Income from investment accounted for using the equity method, net	—	1

Loss from continuing operations before income tax	60	(112)

21.	Subsequent Events

In January 2009, the European Commission indicated that it will open formal proceedings against the Company and other DRAM producers in connection with its request for information regarding DRAM turnover data for the Company’s 2001 fiscal year. The European Commission invited the Company and the other producers that are parties to the proceedings to consider a settlement of the case. A settlement would result in a 10% reduction of any possible fine assessed by the European Commission. Qimonda is obligated to indemnify Infineon for any fines ultimately imposed by the European Commission in connection with these proceedings. Due to Qimonda’s recent insolvency filing, however, it is unlikely that Qimonda will be able to indemnify Infineon against any such potential liabilities. In light of these recent developments, the Company increased the provision for such potential fines in the three month ended December 31, 2008. The exact amount of such potential fines cannot be predicted with certainty and, therefore, it is possible that any fine actually imposed on the Company by the European Commission may be materially higher than the provision recorded.

On January 5, 2009, the court denied the New York State Attorney General’s motion for judgment on the pleadings, but in the alternative granted New York’s request to reopen discovery concerning certain of defendants’ affirmative defenses (see note 19).

On January 20, 2009, All-American Semiconductor, Edge Electronics, and Jaco Electronics filed changes of counsel in which they replaced their current counsel only as to the Company and IF North America, but not as to the other defendants. The Company and IF North America have filed a motion for contempt of court as a result of their failure to completely replace current counsel.

On January 22, 2009, IF North America answered the complaint filed by Fairchild Semiconductor Corporation with the District Court in Maine denying the claims of infringement and counterclaiming that the patents underlying Fairchild Semiconductor Corporation’s patent infringement claims are invalid. The Company has not yet been served process.

On January 23, 2009, Qimonda and its wholly owned subsidiary Qimonda Dresden GmbH & Co. oHG filed an application at the Munich Local Court to commence insolvency proceedings (see note 4).

Following Qimonda’s insolvency filing, the Company expects to deconsolidate Qimonda in the second quarter of the 2009 fiscal year. In this context, the Company anticipates that it will recognize accumulated

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

losses related to unrecognized currency translation effects related to Qimonda which are recorded in the Company’s shareholders’ equity. As of December 31, 2008, the amount of such accumulated losses totaled €100 million. The recognition of such accumulated losses will not have any impact on Infineon’s shareholders’ equity.

The Company reported €121 million in “Trade and Other Receivables” as of September 30, 2008 and December 31, 2008, as “Receivables from German bank’s deposit protection fund”. These receivables were acknowledged. Partial payment is expected during February 2009. The remainder should be paid in the coming months.

Supplementary Information (Unaudited)

Gross and Net Cash Position

Infineon defines gross cash position as cash and cash equivalents and available-for-sale financial assets, and net cash position as gross cash position less short-term debt and current maturities of long-term debt, and long-term debt. Since Infineon holds a substantial portion of its available monetary resources in the form of readily available-for-sale financial assets, which for IFRS purposes are not considered to be “cash”, it reports its gross and net cash positions to provide investors with an understanding of the Company’s overall liquidity. The gross and net cash position is determined as follows from the condensed consolidated balance sheets, without adjustment to the IFRS amounts presented:

	September 30,	December 31,
	2008	2008
	(€ in millions)

Cash and cash equivalents	749	647
Available-for-sale financial assets	134	132

Gross Cash Position	883	779

Less: Short-term debt and current maturities of long-term debt	207	212
Long-term debt	963	860

Net Cash Position	(287)	(293)

Free Cash Flow

Infineon defines free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. Free cash flow is not intended to represent the residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. Free cash flow include only amounts from continuing operations, and is determined as follows from the condensed consolidated statements of cash flows:

	Three months ended
	December 31,
	2007	2008

Net cash provided by operating activities from continuing operations	118	5
Net cash used in investing activities from continuing operations	(712)	(22)
Thereof: Proceeds (sales) from sales of available-for-sale financial assets	324	(5)

Free cash flow	(270)	(22)

Backlog

Most standard products are not ordered on a long-term, fixed-price contract basis due to changing market conditions. It is common industry practice to permit major customers to change the date on which products are delivered or to cancel existing orders. For these reasons, the Company believes that the backlog at any time of standard products is not a reliable indicator of future sales. Orders for customized logic products vary depending on customer needs and industry conditions, capacity and demand, while many customers request logistics agreements based on rolling forecasts. As a result, the Company does not place too much reliance on backlog to manage its business and does not use it to evaluate performance. Due to possible changes in customer delivery schedules, cancellation of orders and potential delays in product shipments, the Company’s backlog as of any particular date may not be indicative of actual sales for any later period.

Dividends

The Company has not declared or paid any dividend during the three months ended December 31, 2007 or 2008, respectively.

Employees

As of December 31, 2008, the Company had the following number of employees worldwide:

December 31,
2008

Infineon	28,025
Qimonda	11,079

Total	39,104

Of the Infineon workforce as of December 31, 2008, 6,165 employees were engaged in research and development.

Change of Management

Effective February 1, 2009, Mr. Arnaud de Weert has been appointed as a new member of the Infineon Technologies AG Supervisory Board. Mr. de Weert follows Mr. Prof. Dr. Martin Winterkorn, who resigned from this office, effective as of January 31, 2009.

Market for Ordinary Shares

The Company’s ordinary shares are listed on the New York Stock Exchange (NYSE) (in the form of American Depositary Shares) and the Company is one of the DAX 30 companies listed on the Frankfurt Stock Exchange (FSE). The Company’s shares are traded under the symbol “IFX”.

Relative performance of the IFX shares since October 1, 2007 (based on Xetra daily closing prices, indexed on September 30, 2007) is as follows:

Infineon’s share price performance and key data were as follows:

	Three months ended December 31,
	2007	2008	+/− in %

DAX
Beginning of the period	7,922.42	5,806.33	(27)%
High	8,076.12	5,806.33	(28)%
Low	7,511.97	4,127.41	(45)%
End of the period	8,067.32	4,810.20	(40)%
IFX closing prices in euros (Xetra)
Beginning of the period	11.95	4.05	(66)%
High	11.95	4.12	(66)%
Low	7.62	0.65	(91)%
End of the period	8.07	0.96	(88)%
IFX closing prices in U.S. dollars (NYSE)
Beginning of the period	17.13	5.44	(68)%
High	17.13	5.44	(68)%
Low	11.29	0.88	(92)%
End of the period	11.71	1.40	(88)%

Financial Calendar

Results press release
Fiscal Period	Period end date	(preliminary)

Second Quarter	March 31, 2009	April 30, 2009
Third Quarter	June 30, 2009	July 29, 2009
Fiscal Year 2009	September 30, 2009	November 19, 2009

Publication date: February 11, 2009

Contact information

Infineon Technologies AG
Investor Relations
Am Campeon 1-12
85579 Neubiberg/Munich, Germany

Phone: +49 89 234-26655
Fax: +49 89 234-9552987
E-Mail: investor.relations@infineon.com

Visit http://www.infineon.com/investor for an electronic version of this report and other information.

Risk Factors

We face numerous risks incidental to our business, including both, risks that are inherent to companies in the semiconductor industry, and operational, financial and regulatory risks that are unique to us. Risks relating to the semiconductor industry include the cyclical nature of the market, which suffers from periodic downturns and industry overcapacity, particularly for standard memory products. Our production related risks include the need to match our production capacity with demand, and to avoid interruptions in manufacturing and supplies. We may be exposed to claims from others that we infringe their intellectual property rights or that we are liable for damages under warranties. We are the subject of governmental antitrust investigations and civil claims related to those antitrust investigations, including civil securities law claims. Financial risks include our need to have access to sufficient capital and governmental subsidies, and risks related to the resolution of Qimonda’s insolvency proceedings and the liabilities we may face as a result of Qimonda’s insolvency. Our regulatory risks include potential claims for environmental remediation. We face numerous risks due to the international nature of our business, including volatility in foreign countries and exchange rate fluctuations.

Included in discontinued operations were write-downs associated with the Qimonda business. The write-downs were based on management’s best estimates of the fair value of the Qimonda business less costs to sell. The amounts included in discontinued operations could be adjusted in the near term or later if actual amounts differs from current estimates. Following Qimondas application to commence insolvency proceedings, the Company may be exposed to a number of significant liabilities relating to the Qimonda business, including pending antitrust and securities law claims, potential claims for repayment of governmental subsidies received, and employee-related contingencies.

These and other material risks that we face are described in detail in the “Risk Factors” section of our Annual Report on Form 20-F, which we have filed with the U.S. Securities and Exchange Commission. A copy of our most recent Form 20-F is available at the Investor Relations section of our website http://www.infineon.com/investor, as well as on the SEC’s website, http://www.sec.gov.

We encourage you to read the detailed description of the risks that we face in our Form 20-F. The occurrence of one or more of the events described in the Risk Factors section of the Form 20-F could have a material adverse effect on our Company and our results of operations, which could result in a drop in our share price.

Forward-looking Statements

This quarterly report includes forward-looking statements about the future Infineon’s business and the industry in which we operate. These include statements relating to general economic conditions, future developments in the world semiconductor market (including the market for memory products), our ability to manage our costs and to achieve our savings and growth targets, the resolution of Qimonda’s insolvency proceedings and the liabilities we may face as a result of Qimonda’s insolvency, the benefits of research and development alliances and activities, our planned levels of future investment, the introduction of new technology at our facilities, the continuing transitioning of our production processes to smaller structure sizes, and our continuing ability to offer commercially viable products.

These forward-looking statements are subject to a number of uncertainties, including broader economic developments, trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with partners, the success of our efforts to introduce new production processes at our facilities, the actions of competitors, the availability of funds, the outcome of antitrust investigations and litigation matters, and actions by Qimonda and its creditors and other interested parties, as well as the other factors mentioned in herein and those described in the “Risk Factors” section of the annual report of Infineon on Form 20-F filed with the U.S. Securities and Exchange Commission on December 29, 2008. As a result, Infineon’s actual results could differ materially from those contained in these forward-looking statements. Infineon does not undertake any obligation to publicly update or revise any forward-looking statements in light of developments which differ from those anticipated.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: February 11, 2009	By:	/s/ Peter Bauer
Peter Bauer
Member of the Management Board and Chief Executive Officer

	By:	/s/ Dr. Marco Schröter
Dr. Marco Schröter
Member of the Management Board and Chief Financial Officer